
July 11, 2012

Via E-mail
Chen Tseng Chih Ying
Principal Executive Officer,
San Lotus Holding Inc.
3F B302C, No. 185 Kewang Road
Longtan Township, Taoyuan County 325
Taiwan (R.O.C.)

> **Re:** **San Lotus Holding Inc.**
> **Amendment No. 10 to Registration Statement on Form S-1**
> **Filed June 29, 2012**
> **File No. 333-176694**

Dear Mr. Chen:

We have reviewed your responses to the comments in our letter dated April 20, 2012 and have the following additional comments.

General

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

2. Please also revise your prospectus to clearly state your election under Section 107(b) of the JOBS Act. You state on page 11 that you "may elect to opt in to the extended transition period for complying with the revised accounting standards," that you "may elect to defer compliance with new or revised accounting standards," and that you "may elect to use the extended transition period for complying with new or revised accounting standards," but you state on page 27 that you "have elected to take advantage of the benefits of this extended transition period." Please revise the disclosures on page 11 to clearly state your election under Section 107(b) of the JOBS Act.

3. In addition, consider describing the extent to which any of the exemptions available to you as an Emerging Growth Company are available to you as a Smaller Reporting Company.

4. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. We note the statement on page 3 that you "have no plans or intentions to be acquired or to merge with an operating company." However you now state on pages 2 and 20 that you may acquire a travel agency. Please reconcile these statements.

6. In light of your disclosure that you may acquire a company please provide us a sufficiently detailed legal and factual analysis explaining why you should not be considered a blank check company under Rule 419(a)(2) of the Securities Act.

7. If your business plan is to possibly acquire a business please revise your Prospectus Summary to further explain your plans in this regard to potential investors. Additionally please revise your Business section to address the steps you plan to take to find and acquire such a business, including a timeframe and the costs involved. Please also explain what range of potential purchase prices you are considering. Discuss whether additional capital may be required.

8. We note on page 32 that you have entered into agreements to purchase shares of In A Peace World Holding Inc. for $46,500 and TBWTV Inc. for $86,000. We also note that your total assets as of March 31, 2012 were $206,746. Please provide us a sufficiently detailed legal and factual analysis explaining to us why you should not be subject to the Investment Company Act of 1940.

9. Please revise the prospectus summary to disclose your purchases of shares in In A Peace World Holding Inc. and TBWTV Inc. Please explain to investors how this fits within your business plan.

Prospectus Summary, page 2

10. We note on page 32 that in June 2012, you purchased a condominium in Glendale, California, a Dodge van, a Mercedes Benz, and a Bentley from USA XO Tours Inc. for a total purchase price of $628,141. Please revise to prominently discuss these purchases in the Prospectus Summary. In doing so please discuss the reason for these purchases and what you intend to do with these assets. Additionally explain to investors how the purchase of two used cars and a condominium in California will support your plan to open or acquire a travel agency in Taiwan.

11. We note the statement on page 2 that "[a]s of June 27, 2012, [you] had $626,766 in [y]our treasury." If the purchase of the real estate and automobiles disclosed on page 32 has decreased or will decrease the amount in your treasury please revise here to disclose the amount in your treasury after the purchase of these assets.

12. We note the statement on page 2 that "at [y]our current rate of expenditure, [you] expect to run out of funds sometime in fiscal year 2013 if [you] do not secure additional funding."   We also note on page 2 that "[a]s of June 27, 2012, [you] had $626,766 in [y]our treasury." With a view to revised disclosure please explain to us in your next response letter why you expect to run out of funds in fiscal year 2013 if you currently have this amount of money in your treasury.

13. We note your response to our prior comment 3. You have revised to state on page 2 that you will require "approximately $236,200 over the next 12 months to implement [y]our business plan." While this amount may have been correct when we issued our comment in April 2012, it appears to us from pages 20 and 21 that the estimated cost of implementing your business plan over the next 12 months through June 2013 would be over $250,000. Please revise to state the cost of implementing your business plan over the next 12 months based on the 12 months following the date of your next amendment.

14. Please similarly revise the risk factor "We may need additional capital to develop our business" on page 7 to state the cost of implementing your business plan over the next 12 months. Please calculate this based on the 12 months following the date of your next amendment.

15. In this regard we also note the statement on page 2 that you will have "an expected monthly expenditure of $10,000" over the next 12 months. If you will require over $250,000 to implement your business plan over the next 12 months it would appear that your expected monthly expenditure would be significantly higher. Please revise to state a more realistic expected monthly expenditure over the next 12 months.

Executive Compensation, page 30

16. We note that you have revised to state that the Summary Compensation Table and Option Grants information reflects the period ended March 31, 2011. Please revise to reflect compensation paid for fiscal year ended December 31, 2011.

Signatures

17. Please revise the second half of the signature block so that it is signed by someone with the indicated capacity of either principal accounting officer or controller.

Exhibit 10.3

18. We note that your approval letter states that you are to engage in "Investment Consulting," "Management Consulting," and "Other Consulting Services" in addition to other various lines of business. In your response letter to us please explain why you have applied to operate investment consulting, management consulting, and other consulting services given that you state an intention to operate a travel agency.

Exhibit 10.5

19. Please revise to file a complete exhibit including all exhibits thereto.

You may contact Juan Migone at (202) 551-3312 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
     Megan J. Penick, Esq.